United States securities and exchange commission logo





                            July 2, 2021

       Steven L. Barnett
       Chief Legal & Risk Officer
       Sterling Ultimate Parent Corp.
       1 State Street Plaza
       24th Floor
       New York, New York 10004

                                                        Re: Sterling Ultimate
Parent Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 8,
2021
                                                            CIK No. 0001645070

       Dear Mr. Barnett:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 8, 2021

       Prospectus Summary, page 1

   1. We note your presentation of Adjusted Operating Income in this section and elsewhere in the filing. Please
revise your disclosures to present the most directly comparable GAAP measure with equal or
greater prominence. We refer you to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K and
Question 102.10 of Compliance & Disclosure Interpretations on Non-
                                                        GAAP Financial
Measures.
       Our Market Opportunity, page 3

   2. Please explain the methodology and assumptions underlying your belief that the post-hire
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FirstName   LastNameSteven  L. Barnett
Sterling Ultimate Parent Corp.
Comapany
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         monitoring market "could be nearly as large as the employment screening market." Please also explain whether there is overlap between the addressable markets you identify.
3. You disclose that, pursuant to a Risk Based Security report, "the total number of data records compromised in 2020 exceeded 37 billion, a 141% increase compared to 2019 and by far the most records exposed in a single year since Risk Based Security began reporting on data breach activity." Please disclose when Risk Based Security began reporting on data breach activity.
Our Competitive Strengths, page 6

4. In your discussion of your "Attractive financial profile," please balance your discussion of free cash flow generation with a discussion of net losses.
5. You disclose that in 2020, 17% of your revenue was generated outside of the United
         States, "an increase from 2019." Please disclose the corresponding percentage for 2019.
Growth Strategy, page 8

6. Please explain the source for your belief that "there is a common misperception among employers that background screening providers include identity verification as part of their pre-employment screening process," and that "background screening companies do not typically check identities or verify a candidate's biographic data two things that are critical for a successful background check."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Other Factors Affecting Our Performance
New Product and Service Development, page 68

7. You note that you "plan to pursue new adjacent market opportunities," including onboarding. However, throughout the prospectus, you reference onboarding as an existing revenue-generating service provided by your company. Please reconcile.
Components of Our Results of Operations
Revenues, page 72

8. Please disclose the denominator for the New Client Growth and Base Growth calculations.
         In this regard, we note that each metric is presented as a percentage on page 76.
Results of Operations
Revenues, page 76

9. You disclose that in 2020 you experienced high single-digit percentage new client growth and low-teens percentage decline in base growth due to the COVID-19 pandemic. You further disclose that in the three months ended March 31, 2021, you experienced mid-
         teens percentage new client growth and mid-single digit percentage base growth, a significant improvement from the decline you had experienced in the three months ended
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Sterling Ultimate Parent Corp.
Comapany
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         March 31, 2020. Please revise your disclosures to quantify the increase/decrease in revenues attributable to the new and base clients to provide your readers with better insight into the underlying reasons behind the changes in your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-
         6835.
10. Please revise to describe the extent to which changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. We refer you to Item 303(a) of
         Regulation S-K and Section III.D of SEC Release No. 33-6835.
Income Tax Benefit, page 78

11. You disclose that the benefit from income taxes decreased by 2.0%, or $0.2 million, from
         $(11.8) million for the year ended December 31, 2019 to $(11.6) million for the year ended December 31, 2020 primarily due to a decrease in the U.S. state deferred income tax provision. Please reconcile this statement with your disclosures on page F-25 that appear to indicate the change in the income tax benefit is primarily attributable to changes in both your state and international deferred income tax provision. Non-GAAP Financial Measures, page 81

12.      We note your presentation of Adjusted Earnings Per Share and Adjusted
EBITDA
         Margin. Please revise your disclosures to present the most directly comparable GAAP measure with equal or greater prominence. We refer you to Item 10(e)(1)(i)(A) of
         Regulation S-K and Question 102.10 of Compliance & Disclosure Interpretations on Non-
         GAAP Financial Measures. Similarly revise your non-GAAP disclosures elsewhere in your filing, as applicable.
13. Please clarify why certain adjustments to your Non-GAAP financial measures are proper.
         We note that you adjust for "M&A, optimization & restructuring", "Technology transformation", and "Other". See Non-GAAP Compliance & Disclosure Interpretations
         Question 100.1. Please provide an analysis of each item included in those line items to support that such expenses are not normal, recurring, cash operating expenses necessary to operate your business.
Critical Accounting Policies and Estimates
Goodwill, page 94

14. We note your critical accounting policy for goodwill. To the extent that any reporting unit is at risk of failing step one of the impairment test, disclose the following:

                The percentage by which fair value exceeded carrying value as of the date of the most recent test;
                The amount of goodwill allocated to the reporting unit;
                A description of the methods and key assumptions used and how the key assumptions
 Steven L. Barnett
Sterling Ultimate Parent Corp.
July 2, 2021
Page 4
              were determined;
                A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
                A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Alternatively, if no reporting unit is at risk of failing step one of the test, please disclose that fact.
Pre-IPO Valuation of Equity, page 95

15. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chorological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Your disclosure should fully describe the assumptions utilized at the
         IPO valuation date that are significantly different than those used in the most recent valuation. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.
Management
Executive Officers and Directors, page 123

16. Please disclose which of your directors are affiliated with the controlling stockholder and any arrangement or understanding by which each such director was or is to be selected as a director or nominee. Refer to Item 401 of Regulation S-K.
Executive Compensation
Narrative Disclosure to Summary Compensation Table
Employment Agreements, page 130

17. Please describe the relationship of Sterling Infosystems, Inc. to the company or provide an organization chart.
Shares Eligible for Future Sale
Lock-up
FirstName Agreements,   page 148
            LastNameSteven     L. Barnett
Comapany
18.          NameSterling
        Please disclose the Ultimate Parent
                            exceptions to theCorp.
                                              lockup agreements with your
officers, directors and
July 2, existing
        2021 Pagestockholders.
                    4
FirstName LastName
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FirstName   LastNameSteven  L. Barnett
Sterling Ultimate Parent Corp.
Comapany
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Consolidated Financial Statements
Revenue Recognition, page F-11

19. You disclose that post-hire monitoring includes continuous screening allowing for greater mobility and safety for remote, onsite and contingent jobs and also ensuring prompt risk
         warnings on any changes to an employee   s profile. Please revise your
disclosures to
         describe how you recognize revenues for your post-hire monitoring service. Tell us the amount of revenues recognized for your post-hire monitoring service for each period presented.
20. We note that incremental costs include commissions to the sales force and are amortized over three years, as management estimates that this corresponds to the period over which a customer benefits from the contract. Please help us better understand how you determined the period over which a customer benefits from the contract. Tell us whether you pay additional commissions upon contract renewals and whether those renewal commissions are commensurate with the initial commission paid. Your response should address how you considered that the average relationship for your top 100 clients, based on 2019 and
         2020 total revenue, is nine years and growing. We refer you to ASC 340-40.
21. We note from your disclosures that third-party data costs include amounts paid to third parties for access to government records, other third-party data and services, as well as costs related to your court runner network, and where applicable, these are typically invoiced to your clients as direct pass-through costs. Please revise your revenue recognition policy to clarify whether the various third-party cost are recognized on a gross or net basis. Provide us with your analysis of the principal versus agent considerations.
         We refer you to ASC 606-10-55-36 through 55-40.
Note 9. Income Taxes, page F-25

22. We note you have experienced cumulative losses over the past two years and that you maintain a valuation allowance of approximately $2.5 million at December 31,
         2020 against your deferred tax asset. Please provide us with a comprehensive analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2020 and explain to us the basis for your conclusion that an additional valuation allowance is not necessary. Describe your assessment of the positive and negative evidence you considered and how the evidence was weighted to overcome the determination that an additional valuation allowance is not necessary. We refer you to ASC 740-10-30-23.
Note 16. Segment Information, page F-34

23. We note that you operate in several different countries outside the United States, most notably the United Kingdom and Canada. Please explain how you considered the guidance in ASC 280-10-50-41(a).
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Exhibits

24. Please describe the consideration you have given to filing management compensatory contracts, including the agreements with Messrs. Peirez, Paglia, and Walker and any amendments thereto, the Annual Incentive Plan, and the 2015 Long-Term Incentive Plan.
         Refer to Item 601(b)(10) of Regulation S-K.
General

25. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Andrew Barkan